SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of Marh, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 28, 2017

On March 28, 2017, at 2:00 p.m., at the Company’s office located at Rua Lemos de Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Board Members Antonio Britto Filho and Edson Chil Nobre, as well as their respective alternates, were absent for justified reasons. Chief Executive Officer, Fernando Musa, officers Gustavo Valverde, Pedro Freitas, and Roberto Bischoff, as well as Mr. Guilherme Furtado, in charge of Corporate Governance, were present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: As it has been monitored by this Board, due to the conclusion of the global agreement with the authorities disclosed in December 2016 and notwithstanding all the efforts employed and the developments carried out by the Executive Office, the Company has not yet managed to finalize the necessary assessments in its internal processes and controls, which affected the schedule of the works with the independent auditors and, consequently, the conclusion and disclosure of the audited financial statements for 2016. Thus, with the purpose of not jeopardizing the resolution of other matters incumbent on the AGM, a) the call of the Annual General meeting was authorized to resolve upon (i) the election of the members of the Fiscal Board and (ii) the setting of the annual and global compensation of the Managers and the members of the Fiscal Board, it being certain that the other matters attributed by law to the AGM regarding this financial year, namely: (i) to examine, discuss and vote the financial statements and audit the management accounts; and (ii) to deliberate upon the allocation of the year results, shall be subject to deliberation in a General Meeting to be called in due course. After due analysis of the Proposals for Deliberation (“PDs”), a copy and related documentation of which were previously sent to the Board Members for cognizance and shall remain duly filed at the Company’s headquarters, as provided for in its Internal Rules, the following deliberations were unanimously approved by the attendees, under the terms and conditions set out in the respective PDs: b) PD.CA/BAK–06/2017 - Braskem's Financial Policy; II) Subjects for Acknowledgment: Presentations/reports were made by the respective individuals

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 28, 2017

responsible for the following matters: (a) update on the Action Plan of Project View; (b) update on the Mexico Petrochemical Complex; (c) Foreign Exchange Hedge Transactions of Braskem; and (d) Update on the activities of the Compliance Committee of Braskem. III) Other Subjects of Interest to the Company: Votes of gratitude were recorded to Roberto Bischoff for his dedication in the conduct of the Mexico Petrochemical Complex Project.  IV) Adjournment: As there were no further matters to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, March 28, 2017. Signed: Newton Sergio de Souza - Chairman; Marcella Menezes Fagundes - Secretary; Alfredo Lisboa Ribeiro Tellechea; Álvaro Fernandes da Cunha Filho; Daniel Bezerra Villar; Ernani Filgueiras de Carvalho; Fernando Reis Vianna Filho; João Cox Neto; João Carlos Trigo de Loureiro; Luiz de Mendonça

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.